UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at November 13, 2007

GREAT BASIN GOLD LTD.
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Ferdi Dippenaar
President and CEO

Date: November 13, 2007

Print the name and title of the signing officer under his signature.

Ste. 1500 Royal Centre 1055 West Georgia Street PO Box 11117 Vancouver, BC Canada V6E 4N7 Toll Free 1 800 667∙2114 South Africa 27 11 301 1800 www.grtbasin.com

EXPLORATION CONFIRMS EXTENSIONS TO MINERALIZATION
AT GREAT BASIN GOLD'S HOLLISTER PROPERTY

$15 million in new underground and surface exploration programs planned

November 13, 2007, Vancouver, BC - Great Basin Gold Ltd. ("Great Basin" or the "Company") (TSX: GBG; AMEX: GBN; JSE: GBGOLD) announces that having successfully completed its Phase II surface and underground drilling programs at the Hollister mine development project, the Company plans to extend exploration programs to confirm and expand on the good results achieved to date.

Based on a review of all the assay results received to date, the focus of exploration and development drilling will be redirected as follows:

-         A further 29,000 ft (8,800 m) of in-fill drilling from underground drilling is planned. Target areas are mainly within the current delineated Gwenivere and Clementine vein structures, with the objective to both the increase the amount and confidence in the mineral resources. A May 2007 estimate indicated 1 million gold equivalent ounces in Measured and Indicated resources and an additional 930 thousand ounces in Inferred resources at Hollister.1

-          An additional 58,000 ft (17,700 m) underground drilling program is also planned, designed to rapidly test the depth extension of the known resources and to bring any new resources to as high a confidence level as possible. Currently mineralization has only been outlined to an average depth of approximately 200 meters below the Ordovician unconformity.

Results from the surface exploration program currently underway are confirming the prospectivity of the entire Hollister property. Of the seven drill holes completed thus far outside of the main mine area at the Hatter Zone, one hole, H7-246, returned highly anomalous intercepts of 5 ft at 1.206 oz/ton (41 g/t) in the pre-collar and a distinctive 3.8 ft vein at 1.148 oz/ton (39 g/t) deeper in the drill hole (results in table below), and other holes returned very anomalous intervals indicative of a gold system at depth. This area has not been adequately explored.

Additional surface exploration is planned, encompassing 78,000 ft (23,800 m) of drilling, mainly testing anomalous zones defined by historical drill data within an approximate one mile (1.6 km) radius of the current underground infrastructure. Additional areas to be tested occur in the Hatter Zone, located to the east of the current decline infrastructure, where a number of historical drill-defined anomalies still remain to be tested.

Current Surface Exploration Drilling:

Ongoing surface exploration has been testing targets defined by historical drilling as well as more recent geophysical resistivity surveys. Gold intercepts in drill hole H7-246 are in an unexplored area within the Hatter Zone. These results have renewed interest in this area and resulted in the identification of additional targets that will be tested by drilling.

1Measured and indicated resources of 930,000 tons grading 1.03 oz/t gold and 5.71 oz/t Ag and inferred resources of 805,000 tons grading 1.08 oz/t Au and 3.04 oz/t Ag, both at 0.25 oz/ton cut-off (see May 23, 2007 news release). Gold equivalent was calculated by using the following metal prices: US$550/oz Au and US$10/oz Ag. No metal recoveries have been applied.

Surface Drilling Results

Vein System	Drill Hole ID	Description	Sample Interval (ft)		Drilled Thickness (ft)	Analytical Results
			From	To		Au (oz/t)	Au (g/t)	Ag (oz/t)	Ag (g/t)
Hatter	H6-222	Stockwork	1077.6	1080.4	2.8	0.184	6.308	0.16	5.7
Hatter	H6-222	Veinlets	1377.0	1384.6	7.6	0.188	6.43	0.933	33.96
Hatter Graben	H7-246	Pre-collar	40	45	5.0	1.206	41.348	0.13	4.3
Hatter Graben	H7-246	Veinlets	1898.4	1902.2	3.8	1.148	39.359	P	P

P = Pending

Coincidentally, several shallow resistivity highs extend west towards the 1 oz/ton intercept in the bottom of H7-246, a distance of about 2,500 ft (760 m) from the area where most gold intercepts at Hatter are located, These shallow resistivity highs are very similar to resistivity highs coincident with the eastern part of the Clementine and Gwenivere veins. A second east-west string of shallow resistivity highs extends east from an area where a heap leach stack was located during previous operations at Hollister for about 5,000 ft (1,500 m). This area has almost no drilling and these targets will be explored in the next 12 to 18 months. Although outside the Hollister Development Block, these targets are in close proximity to the existing underground mining infrastructure.

Current Underground Drilling:

Underground drilling has been focussed on further delineating the known resources. It has successfully confirmed high grades as well as vein continuity. Highlights are:

Gwenivere Vein

HDB-191 The objective of this hole was to delineate the Gwenivere vein system at depth and two significant intercepts were encountered, intersected at 81.0-82.2 ft (24.7-25.1 m) and 312.2-314.7 ft (95.2-96.0 m), respectively. The shallower intercept tested a 0.9 ft (0.27 m) zone of mineralization grading 0.541 oz/t (18.38 g/t) Au and 6.09 oz/t (208.7 g/t) Ag. The deeper intercept encountered a 1.1 ft (0.33 m) zone grading 0.171 oz/t (5.83 g/t) Au and 1.21 oz/t (41.5 g/t) Ag.

HDB-192 Intersected 5.7 ft (1.7 m) of mineralized rock grading 1.08 oz/t (37.106 g/t) Au and 3.67 oz/t (125.9 g/t) Ag from 276.0-284.0 ft. Included in the intersection was 1.1 ft (0.33 m) interval grading 5.19 oz/t (177.9 g/t) Au and 17.69 oz/t (606.6 g/t) Ag from 276.0 - 277.5 ft.

HDB-194 Encountered numerous zones of mineralization associated with the Gwenivere vein system. A 3.5 ft (1.1 m) interval from 167.0-170.5 ft (50.94-52.00 m) graded 3.190 oz/t (109.37 g/t) Au and 0.724 oz/t (24.8 g/t) Ag. Additional significant intersections in HDB-194 include: a 2.7 ft (0.82 m) mineralized intercept at 311.3-314.0 ft (94.95-95.77 m) grading 1.742 oz/t (59.72 g/t) Au and 4.20 oz/t (144.0 g/t) Ag, 1.5 ft (0.46 m) of mineralization extending from 338.0-339.5 ft (103.10-103.55 m) grading 1.764 oz/t (60.48 g/t) Au and 5.425 oz/t (186.0 g/t) Ag, and a 2.6 ft (0.79 m) mineralized zone from 553.5-556.1 ft (168.82-169.61 m) grading 0.766 oz/t (26.26 g/t) Au and 0.423 oz/t (14.50 g/t) Ag.

Clementine Vein

HDB-196 Designed as an infill hole to assist in delineating the structure and grade of the Clementine vein system, was drilled from the 3800N drill station. The hole intersected 0.4 ft (0.12 m) grading 1.196 oz/t (41.01 g/t) Au and 4.58 oz/t (157.03 g/t) Ag from 107.9-108.4 ft (32.91-33.06 m). A second 3.3 ft (1.01 m) mineralized intercept from 221.0-225.0 ft (67.41-68.63 m) was encountered, grading 0.458 oz/t (15.70 g/t) Au and 1.24 oz/t (42.52 g/t) Ag. A third 5.9 ft (1.80 m) mineralized intercepted was encountered from 252.0-259.2 ft (76.86-79.06 m) grading 0.71 oz/t (24.43 g/t) Au and 9.17 oz/t (314.4 g/t) Ag.

Exploration Drilling

HDB-195A was drilled from Muck Bay #3 targeting a historic high-grade intercept in a surface drill hole drilled about 500 ft (150 m) to the east of the decline. The hole intersected 1.1 ft (0.34 m) grading 0.176 oz/t (6.034 g/t) Au and 1.575 oz/t (54.0 g/t) Ag from 347.5-348.6 ft. (106.0-106.32 m).

Underground Drilling Results
New assay results received to October 2007 are tabulated below.

Vein System	Drill Hole ID			Significant Intercepts
		Vein Intersection (ft)		Sample Interval (ft)		Drilled Thickness (ft)	Est. True Width (ft)	Analytical Results
		From	To	From	To			Au (oz/t)	Au (g/t)	Ag (oz/tt)	Ag (g/t)
Gwenivere	HDB-191	81	82.2			1.2	0.9	0.541	18.38	6.087	208.7
		312.2	314.7			1.5	1.1	0.171	5.83	1.21	41.5
Gwenivere	HDB-192	276	284			8.0	5.7	1.08	37.11	3.67	125.9
				276	277.5	1.5	1.1	5.19	177.94	17.69	606.6
				277.5	284	6.5	4.6	0.1	3.429	0.32	10.9
Gwenivere	HDB-193	181	182.5			1.5	1.4	0.392	13.44	11.273	386.5
		424	424.7			0.7	0.6	0.3	10.286	0.752	25.8
Gwenivere	HDB-194	114.2	115.1			0.9	0.9	0.446	15.29	2.479	85.0
		167	170.5			3.5	3.5	3.19	109.37	66.262	2271.9
		196.5	197.6			1.1	1.1	0.263	9	0.724	24.8
				207.4	208.6	0.2	0.2	0.526	18.03	1.662	57.0
				208.6	211.1	0.9	0.9	0.204	6.99	0.516	17.7
		272	273.2			1.2	1.2	0.178	6.99	0.723	24.8
		284.7	285.5			0.8	0.8	0.104	3.57	0.052	1.8
		311.3	314			2.7	2.7	1.742	59.72	4.2	144.0
		338	339.5			1.5	1.5	1.764	60.48	5.425	186.0
		367.2	367.8			0.6	0.6	0.638	21.87	3.383	116.0
		410	411.2			1.2	1.2	0.218	7.47	0.277	9.5
		553.5	556.1			2.6	2.6	0.766	26.26	0.423	14.5
Exploration	HDB-195A	347.5	348.6			1.1	1.1	0.176	6.034	1.575	54
Clementine	HDB-196	107.9	108.4			0.5	0.4	1.196	41.01	4.58	157.0
		221	225			4	3.3	0.458	15.7	1.24	42.5
		252	259.2			7.2	5.9	0.71	24.43	9.17	314.4
				252	253.2	1.2	1.0	3.846	131.86	52.88	1813.1
				253.2	256	2.8	2.3	0.021	0.74	0.11	3.8
				256	259.2	3.2	2.6	0.142	4.87	0.70	24
Clementine	HDB-197	188.5	189.1			0.6	0.5	0.526	18.03	0.554	19
Clementine	HDB-198	No Significant Intercepts
Clementine	HDB-199	171.7	172.5			0.8	0.7	0.188	6.446	1.954	67
		245.7	249			3.3	2.9	2.268	77.758	20.83	714.3
Clementine	HDB-200A	No Preliminary Significant Intercepts: Awaiting Assay Reruns.
.
President and CEO Ferdi Dippenaar commented:

"We are extremely pleased with the progress made at our Hollister Development Block Project. Drilling on the Gwenivere vein system to date has indicated robust mineralization continuing to the east and that mineralisation is open at depth. The same can be said for the Clementine vein system, providing ample opportunity to increase the resource at Hollister. Sufficient progress has been made to review the resource statement last published in May 2007. The intention in the near future is to retain our focus on expanding the mineral resources to depth and to test surface anomalies within the Hollister Development Block area. The success we have had with the drilling in the nearby Hatter Zone shows the diverse potential on the property. Indications are that more mineralization exists in close proximity of the current decline infrastructure, which could result in a larger mine being developed on the Hollister Property. In an effort to fast track the exploration of the Hollister Property and more rapidly increase our understanding of its true potential, an amount of CDN$15 million was approved by the Board for expenditure in the 2008 financial year."

Gernot Wober, P.Geo., a qualified person, has reviewed the contents of this release on behalf of the Company. For additional details on Great Basin and its gold properties, please visit the Company's website at www.grtbasin.com or contact Investor Services:

Tsholo Serunye in South Africa 27 11 301 1800
Melanee Henderson in North America 1 800 667-2114
Barbara Cano at Breakstone Group in the USA (646) 452-2334

Ferdi Dippenaar
President and CEO

Samples collected from the Hollister Project are stored in a secure facility until picked up by Inspectorate America Corporation (Inspectorate) of Sparks, Nevada. Vein samples are analyzed by either metallic screen or standard fire assay procedures. For metallic screen analyses, vein sample preparation consists of drying and jaw-crushing the entire sample to 90% passing 10-mesh, taking a 500 g sub-sample using a rotary splitter, and then pulverizing the 500 g sub-sample to 90% passing 150-mesh using a large capacity ring and puck pulverizer. Gold and silver determinations are by metallic screen analysis, with two 1 assay-ton (30 g) fire assays completed on the fine fraction; the coarse fraction is fire assayed in its entirety. For standard fire assay, vein sample preparation consists of drying and jaw-crushing the entire sample to 90% passing 10-mesh, taking a 300 g sub-sample using a Jones splitter, and then pulverizing the 300 g sub-sample to 90% passing 150-mesh using a large capacity ring and puck pulverizer. A 30 g charge is fire assayed. All metal determinations are by gravimetric finish. Vein samples analyzed by standard fire assay will be re-assayed using metallic screen procedures. Laboratory Quality Assurance/Quality Control (QA/QC) is monitored using coarse reject blanks and assay standards, duplicate fire assays, and Inspectorate's internal standards and blanks. Coarse blanks (barren rhyolite or landscape marble) and assay standards are inserted into the sample sequence as blind samples prior to submitting the samples to the laboratory. Inspectorate also inserts assay standards and blanks into the sample stream. QA/QC results are within acceptable limits

No regulatory authority has approved or disapproved the information contained in this news release.

Cautionary and Forward Looking Statement Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address possible future commercial production, reserve potential, exploration drilling results, development, feasibility or exploitation activities and events or developments that Great Basin expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, effect of and changes to government policies regarding mining and natural resource exploration and exploitation, availability of capital and financing, geopolitical uncertainty and political and economic instability, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.

Information Concerning Estimates of Measured, Indicated and Inferred Resources
This news release also uses the terms "measured resources", "indicated resources" and "inferred resources". The Company advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, "inferred resource"' have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.